Sede legale: Piazza degli Affari, 2 - 20123 Milano

August 4, 2010

To:
Mr. Larry Spirgel - Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for the Year Ended December 31, 2009 Filed May 21, 2010 File No. 1-13882

Dear Mr. Spirgel:

Thank you very much for your letter dated July 9, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of July 9, 2010 on the 2009 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

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Form 20-F Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1.
Although you have presented a consolidated statement of financial position for January 1, 2008, which is referenced in the first paragraph of your auditors’ report, we note that it is omitted from the third paragraph of the report. It appears to us that all three of the statements of financial position should be covered by the auditors’ report. Please ask your auditors to revise the report or advise.

Response:

Our auditors have revised their report and all three of the statements of financial position are now covered in the third paragraph of the auditors’ report. Our auditors propose to revise their report in an amended annual report on Form 20-F/A for the year ended December 31, 2009. Please see Appendix A to this letter for the revised auditors’ report.

Note 2 – Accounting Policies, page F-14

Revenues, page F-24

2.	Tell us and disclose the nature of the services, whereby you recognize revenue at the gross amount billed to the customer as compared to the net commission received from the content provider.

Response:

As described in Note 2 —Accounting Policies (Revenue) of the Notes to the Consolidated Financial Statements included in our 2009 Form 20-F, revenues from services rendered are reported as follows:

“Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns. Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided either at the gross amount billed to the customer or based on the commission received from the content provider, depending on the nature of the service rendered.”

As regards to the presentation of revenues gross or net of the amounts due to other parties, Telecom Italia complies with the following rules:

•
IAS 18, Revenue, paragraph 8 that states as follows: “Revenue includes only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenue. Similarly, in an agency relationship, the gross inflows of economic benefits include amounts collected on behalf of the principal and which do not result in increases in equity for the entity. The amounts collected on behalf of the principal are not revenue. Instead, revenue is the amount of commission.”

•
AS 605-45 Principal Agent Considerations, which establishes a series of operating characteristics that registrants should review when assessing the gross versus net presentation issue. Telecom Italia, as permitted by paragraphs 10, 11 and 12 of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in the absence of specific IFRS dispositions on this topic, does make reference to this pronouncement.

The AS 605-45 identifies (and recently also the Appendix to IAS 18, see example 21) the following indicators that, if present, would lead one to conclude that:
•	revenue should be presented gross:
1.	the company is the primary obligor in the arrangement;
2.	the company has general inventory risk (before customer order is placed or upon customer return);

3.	the company has latitude in establishing price;
4.	the company changes the product or performs part of the service;
5.	the company has discretion in supplier selection;
6.	the company is involved in the determination of product or service specifications;
7.	the company has physical loss inventory risk (after customer order or during shipping); and
8.	the company has credit risk;
•	revenue should be presented net:
1.	the supplier (not the company) is the primary obligor in the arrangement;
2.	the amount the company earns is fixed;
3.	the supplier (and not the company) has credit risk.

In general, Telecom Italia believes that revenues deriving from the telecommunication services (wireline, mobile and broadband) offered to its customers should be reported gross of the amounts due to other TLC operators or content providers, for the following reasons:

•
Telecom Italia is the primary obligor in the contractual relationship with its customers and is entirely responsible for the service and its delivery. Indeed, the other operators or content providers usually have no contractual relationship with Telecom Italia’s customer;

•
Telecom Italia has latitude in establishing the price of services offered to its customers and this price is not bound to the agreements between Telecom Italia and its suppliers (being other operators or content providers);

•	Telecom Italia is responsible for the quality of service rendered to the customer; and
•
Telecom Italia bears the credit risk, because it is contractually obliged to pay the amounts due to other operators or content providers, regardless of the amounts actually collected for the services rendered.

The only significant exception to this general approach is related to the accounting treatment for the revenue recognition arising from Non Geographical Numbers (“NGN”) services. The non-geographical numbers are unique numbers, as they are by definition not associated with any particular geographic location, and are normally used to offer premium rate services, toll free and directory assistance services, and other content. These numbers are operated by Other Licensed Operators (“OLO”), Internet Service Providers (“ISP”) or other content providers.

Telecom Italia had signed agreements renewable tacitly annually with these parties operating NGN services, under which Telecom Italia assumed the credit and performance risk related to the service. As a result, in prior years Telecom Italia had borne the losses on claims (usually related to the high costs of certain narrowband Internet traffic) as well as credit risk. Based on managements’ evaluation of the service offered and of the related risks and obligations under these contractual terms, Telecom Italia had recorded the related revenue on a gross basis in the separate consolidated income statements until December 31, 2006.

In 2006 the Italian Communications Authority (AGCOM) issued Decision No. 417/06/CONS, clarifying that the “NGN services” are services that Telecom Italia is obliged to provide to OLOs and ISPs entitled to operate the NGN services.  The decision also clarified that, from Telecom Italia’s perspective, these services are to be considered a “billing and collection service” carried out on behalf of the OLO’s and ISP’s: Telecom Italia bills its wireline and mobile customers for their traffic towards NGN, and collects the amounts due to OLOs and ISPs who run these numbers.

Following the AGCOM decision, in 2007 Telecom Italia communicated the termination of the previous contractual terms to the OLO’s and ISP’s, and starting from that date the OLOs and ISPs were granted total control over pricing and content, and carry the related business and credit risks.  As a result, effective from January 1, 2007, Telecom Italia no longer recognizes as revenues the amount billed to its customers for NGN traffic: in fact the relationship between Telecom Italia and OLOs and ISPs is an “agency relationship”, as provided by IAS 18.

Since Telecom Italia pays to OLOs and ISPs the amounts collected from its customers, net of the commission Telecom Italia earns for the billing and collection services rendered to OLOs and ISPs, we concluded that the only amounts to be recognized as revenues are the commissions, while the amount billed to the customers and the amount to be paid to other operators are presented net in our separate consolidated income statement.

We will revise in our future filings our disclosure to clarify that net presentation refers to billing and collection services provided to other parties in connection with NGN services. The disclosure would read as follows: “Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided, at the gross amount billed to the customer. In case of information or content provided through Non Geographical Numbers, Telecom Italia provides billing and collection services only, and consequently recognizes as revenue only the commission received from the other operators or content providers”.

Note 9 – Deferred Tax Assets and Deferred Tax Liabilities, page F-51

3.
Explain for us in more detail the transaction in which you decided to adjust the tax basis of certain asset and liabilities at January 1, 2009. Clarify why the net deferred tax assets will reverse over the next four years.

Response:

The 2008 Italian Budget Law (“the Law”) introduced new rules for the determination of taxable profit which allow entities preparing their financial statements in accordance with IFRS to reduce their temporary differences. Prior to the Law, taxable profit had to be determined on the basis of Italian GAAP and certain accounting treatments provided by IFRS (e.g. fair value of financial instruments, amortized cost, finance leases, and employee benefit) had no tax relevance. Starting from the year 2008, the financial statements prepared in accordance with IFRS represent the basis to determine the taxable income (so called “derivation regime”). However, the “derivation regime” had to be applied exclusively to assets placed in service, liabilities, profits and losses incurred after the enactment of the Law, which became effective as from January 1, 2008. The Law provides that the tax base of the assets placed in service and liabilities incurred prior to January 1, 2008 and their subsequent changes would continue to be treated in accordance with the previous rules, when the tax base of the assets and liabilities was determined in accordance with Italian GAAP.

To give an example, the provision for restoration costs, which had been recognized in the financial statements prior to January 1, 2008, and its 2008 accruals and reversals, continued to have a tax base of nil at December 31, 2008.

On November 29, 2008 Article 15 of the Legislative Decree No. 185/2008 (“the Decree”) introduced a new provision that applied to assets placed in service and liabilities incurred prior to January 1, 2008, allowing Italian entities reporting under IFRS with the option of realigning the tax base of such assets and liabilities with their book (IFRS) basis.

This option had to be exercised by declaring so in the 2008 income tax return, filed in September 2009 with the Tax Authorities, and with reference to the assets and liabilities existing at January 1, 2009. Since the realignment was effective exclusively upon the filing of the income tax return, the effects have been reflected in our 2009 financial statements.

The Decree provided for different methodologies to realize such realignment. The methodology chosen by Telecom Italia provides for the following:

•
net positive balance, resulting from book basis being higher than tax base (e.g. fair value of a financial asset higher than its cost), for which deferred tax liabilities were recognized in consolidated financial statements in the past, is subject to separate taxation by applying ordinary rates;

•
net negative balance, arising when book basis is lower than tax base or a liability has no tax base (e.g. liability related to a finance lease), which had resulted in deferred tax assets recognized in the financial statements in the past, is deductible on a straight-line basis over five years, starting from 2009.

As a result of the application of this methodology, Telecom Italia reported a net negative balance at January 1, 2009: the net deferred tax assets which had been recognized in the past as a result of these net differences will reverse over the next four years (after 2009).

Telecom Italia decided to take this opportunity due to the fact that these temporary differences (arising mainly from the accounting in accordance with IFRS of finance leases, provisions for restoration costs, costs and revenue recognition, derivatives and loans) would have reversed over a period longer than 5 years.

We believe the accounting treatment we applied in our 2009 financial statements complies with IAS 12, Income taxes, and in particular with paragraphs 47, 51 and 52 of the standard. At December 31, 2009 we measured our deferred tax assets and liabilities on the basis of the enacted tax Law and Decree “using the tax rate and the tax base that are consistent with the expected manner of recovery or settlement” of our assets and liabilities. In fact, these laws provide for the tax base of certain assets and liabilities described above to be realigned to their book values over a five year period starting from 2009, and consequently the related temporary differences will reverse on a straight-line basis over the same period.

We will revise in our future filings our disclosure to clarify the effects of the Decree provision. The disclosure would read as follows: “Pursuant to article 15 of the Legislative Decree No. 185/2008, Italian entities had the option to realign the tax base of assets and liabilities recognized prior to January 1, 2008 and still existing at January 1, 2009 to their book basis upon making certain tax filings. Telecom Italia decided to take advantage of this opportunity and as a result certain net deferred tax assets amounting to approximately 300 million euros, which had previously been recognized in our financial statements, will be reversed, in accordance with the requirements of the tax law, on a straight-line basis by approximately 60 million euros per year starting from the year 2009”.

Note 23 -- Employee Benefits, page F-96

4.
We note that you have used both the Traditional Unit Credit Method and the Projected Unit Credit Method to calculate portions of your employee severance indemnities. Tell us the reason that you utilize two different methods and how you considered the guidance of paragraph 64 of IAS 19.

Response:

As disclosed on page F-22 of Note 2—Accounting Policies (Employee Benefits – Provision for employee severance indemnities) of the Notes to the Consolidated Financial Statements included in our 2009 Form 20-F, Employee severance indemnity is mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code.

According to the Italian law and national regulations, the amount to which each employee is entitled matures in relation to the period of service and must be paid immediately when the employee leaves the company. This severance indemnity (the “TFR”) is due upon termination of employment and is calculated in accordance with civil laws and Italian labor laws on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and interest earned.

The TFR was classified as a defined benefit plan until December 31, 2006. The legislation regarding this scheme and leading to this classification was significantly amended by Law No. 296 of December 27, 2006 (the “2007 Budget Law”) and subsequent decrees and regulations, which introduced the following changes (the impacts of this legislation have been disclosed in detail in our Form 20-F for the year 2007):

•	for companies with at least 50 employees, severance indemnities accruing from 2007 are assigned to either the Italian State Social Security Institute (INPS) Treasury Fund or to

supplementary pension funds, and take the form of a “Defined contribution plan”;
•
the balance of TFR as of December 31, 2006 continues to be “managed” by the employer; however, future service with the company does not earn new benefits in the defined benefit section of the TFR plan: it just results in the benefit accrued before the reform increasing through the revaluations applied (at the rate of 75% of inflation plus 1.5% per annum);

•
the revaluations of the TFR existing up to December 31, 2006, calculated on the basis of the official cost-of-living index and interest earned, and severance indemnities accruing in companies with less than 50 employees (for which the reform did not have any impact), continue to be classified and accounted for as a “Defined benefit plan”.

Accordingly, starting from the year 2007 we have calculated the TFR for each employee following the new legislation.

We continue to apply the Projected Unit Credit Method (“PUCM”) mentioned by IAS 19, Employee Benefits, paragraph 64 to determine the TFR of all of our employees, as follows:
•
with respect to the TFR liability for employees of Italian entities of the Group with at least 50 employees, the current service costs in later years are not considered in the calculation, as provided by the law;

•
with regards to the TFR for entities with less than 50 employees, consistent with the methodology historically applied, we continue to measure the TFR liability by factoring into the calculation the employee's service in later years.

In order to underline the different treatment of service costs in later years as required by the law, we define the applications of the PUCM to the TFR of entities with at least 50 employees as the “Traditional Unit Credit Method”.

We recognize that our disclosure on this point can be misleading, since we are not using two different methodologies, and we propose to revise it in future filings to remove the reference to the Traditional Unit Credit Method, as follows: “Under IAS 19, employee severance indemnities have been calculated using the Projected Unit Credit Method, based upon the following:

•
the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been estimated on the basis of a series of financial assumptions (cost-of-living increases, increase in remuneration etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date only for employees of companies with less than 50 employees;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;
•	the liability of each interested company has been determined as the average present value of future benefits that will be generated by the existing provision at the measurement date,

without considering any future accruals (for companies with at least 50 employees) or identifying the amount of the average present value of future benefits which refer to the employee’s period of service to date in the company at the measurement date (for the others).”

Note 45 – Related Party Transactions, page F-135

Indefeasible Right of Use (IRU) between the Telecom Group and the Telefonica group, page F-148

5.
Tell us and disclose how you accounted for the reciprocal exchange of capacity with the Telefónica group. Clarify whether you have other capacity swap agreements with unrelated parties and, if so, your accounting treatment.

Response:

In November 2009 Telecom Italia and Telefonica entered into two Capacity Sale Agreements, described in detail in Note 45—Related Party Transactions of the Notes to the Consolidated Financial Statements included in our 2009 Form 20-F, which provide for the reciprocal exchange of capacity on the respective telecommunication networks in South America, for a 15-year period. These contracts grant the buyer an indefeasible right of use on the network of the seller. The total value of these transactions has been estimated at approximately 50 million euros.

Based on a detailed review of the contracts, we concluded that IAS 18, paragraph 12 needed to be applied:

“When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. …”

Therefore, we did not recognize any asset or revenue from these transactions.

Furthermore, we confirm that we do not normally enter into material capacity swap agreements with unrelated parties.

We will revise in our future filings our disclosure to clarify the effects of these transactions. The disclosure would read as follows: “[…] Since these transactions provided for the reciprocal exchange of similar capacity, in accordance with paragraph 12 of IAS 18 - Revenues, no assets, liabilities, revenues or expenses were recognized in the consolidated financial statements as of [●]”.

Note 46 – Stock Option and Performance Share Granting Plans of the Telecom Italia Group, page F-151

Performance Share Granting Plan – Telecom Italia S.p.A., page F-156

6.	Tell us why a portion of the performance shares are recognized as “investments in subsidiaries” instead of as an expense in your consolidated income statements.

Response:

We recognize that the language we used in Note 46—Stock Option and Performance Share Granting Plans of the Telecom Italia Group of the Notes to the Consolidated Financial Statements included in our 2009 Form 20-F (see page F-151) to describe the accounting treatment for performance share grants was not appropriate in the context of the consolidated financial statements and does not reflect the actual accounting treatment. In fact, this disclosure is applicable only to the separate financial statements, where the rights granted to employees of our subsidiaries are accounted for in equity with a contra-entry increasing the “investments in subsidiaries” balance.

As reported in Note 2—Accounting Policies (Employee Benefits - Equity compensation plans) (see page F-23), performance share grants are measured, in accordance with IFRS 2, Share-based Payment, at fair value, and the cost is recognized over the vesting period and recorded in an equity reserve under “Other equity instruments”, with a contra-entry to the separate consolidated income statement under “Employee benefits expenses”. In 2009 we determined the fair value of the Performance Share Granting Plan to be less than 3 million euros.

Therefore, we will revise in our future filings our disclosure to delete any reference to the “investments in subsidiaries”, as follows: “[…] The fair value of the rights of the Performance Share Granting Plan had originally been determined as a total of [•] thousand euros. During 20[•], new rights were granted and others were forfeit; consequently, the fair value at December 31, 20[•], equal to [•] thousand euros, will be recognized in equity over the vesting period of the rights with a corresponding entry to “employees benefits expenses”.

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Telecom Italia acknowledges that:

•	Telecom Italia is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact Riccardo Taranto (tel: 011-39-02-8595-6850, fax: 011-39-02-8595-6987) or our counsel, Jeffrey M. Oakes (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886). Any further questions or comments should be sent directly to Mr. Taranto or Mr. Oakes.

Very truly yours,

/s/ Andrea Mangoni
Andrea Mangoni Chief Financial Officer

cc:
Melissa Hauber
Senior Staff Accountant

Carlos Pacho
Senior Assistant Chief Accountant

Riccardo Taranto
Chief Accounting Officer
Telecom Italia S.p.A.

Jeffrey M. Oakes
Davis Polk & Wardwell LLP

Luigi Conti
Reconta Ernst & Young S.p.A.

Appendix A

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telecom Italia S.p.A.

We have audited the accompanying consolidated statements of financial position of Telecom Italia S.p.A. and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred  to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries at December 31, 2009 and 2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the consolidated financial statements, the 2007 and 2008 consolidated financial statements have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telecom Italia S.p.A.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 20, 2010 expressed an adverse opinion thereon.

Milan, Italy
May 20, 2010